Mail Stop 3561

November 6, 2008

BY U.S. MAIL and FACSIMILE

Mr. Balwinder Samra
 President and Chief Executive Officer
BALQON CORPORATION
1701 E. Edinger, Unit E-3
Santa Ana, California 92705

> **Re:**   **Balqon Corporation (f/k/a BMR Solutions, Inc.)**
> **Item 4.01 Form 8-K**
> **Filed October 30, 2008**
> **File No. 0-52337**

Dear Mr. Samra:

    We have completed our review of your Form 8-K and have no further comments at this time.

                            Sincerely,

                            Beverly A. Singleton
                            Staff Accountant